UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2011

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated May 26, 2011: OceanFreight Inc. Reports Financial Results for the First Quarter of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  May 26, 2011

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OceanFreight Inc. Reports Financial Results for the First Quarter of 2011

May 26, 2011, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended March 31, 2011.

Financial Highlights

For the three-month period ended March 31, 2011 the Company reported a Net Income of $100,000 or 0.1 cent basic and diluted earnings per share. Included in these results is a loss of $1.0 million associated with the sale of M/T Olinda.

Excluding this item, net income for the first quarter of 2011 would amount to $1.1 million or 1 cent basic and diluted earnings per share.

Recent Developments

The previously announced sale of the M/T Olinda was cancelled due to the Buyers default. As a result the Company retained the initial deposit of approximately $1.9 million. Subsequently, on May 12, 2011 the Company entered into a new contract to sell the vessel and on May 25, 2011 the vessel was delivered to its new owners. The sale will result in an additional loss of $4 million which will be recorded in the second quarter of 2011.

Anthony Kandylidis, the Company’s Chief Executive Officer, commented:

“We are happy to announce a profitable quarter for the first three months of 2011 despite the challenging environment that the drybulk market is facing today. This is a result of our conscious decision to lock our fleet in long term time charters, which today stand well above the spot and period freight rates. In May 2011 we also finalized the sale of the M/T Olinda, the last tanker in our fleet. The cancellation of the original sale illustrates the challenges in the industry where lack of financing for shipping transactions is becoming more evident.”

First Quarter 2011 Results

For the first quarter ended March 31, 2011, Voyage Revenues amounted to $16.0 million and Operating Income amounted to $1.7 million. Net Income amounted to $0.1 million. Adjusted EBITDA* for the first quarter of 2011 was $6.5 million.

An average of 8.6 vessels were owned and operated during the first quarter of 2011, earning an average Time Charter Equivalent, or TCE rate, of $18,972 per day.

(*) Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by operating activities.

Fleet Data

	Three Months Ended March 31,
	2010	2011

Average number of vessels (1)	13.0	8.6
Total voyage days for fleet (2)	1,163	779
Total calendar days for fleet (3)	1,170	786
Time charter equivalent (TCE) daily rate (4)	$21,163	$18,972
Fleet utilization (5)	99.4%	99.1%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

The following table reflects the calculation of our TCE daily rates for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended March 31,
	2010	2011

Voyage revenue and imputed deferred revenue	30,334	16,045
Loss on forward freight agreements	(4,479)	-
Voyage expenses	(1,242)	(1,266)
Revenue on a time charter basis	24,613

Total voyage days for fleet	1,163	779
Time charter equivalent (TCE) daily rate	$21,163	$18,972

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Operations for the three -month periods ended March 31, 2010 and 2011:

		Three Months Ended March 31,
(Dollars in thousands, except for share and per share data)
		2010		2011
STATEMENT OF OPERATIONS DATA		(unaudited)		(unaudited)

Voyage revenues		$28,805		$16,045
Loss on forward freight agreements		(4,479)		-
Imputed revenue		1,529		-
Gross revenue		25,855		16,045

Voyage expenses		(1,242)		(1,266)
Vessels operating expenses		(10,568)		(7,019)
Depreciation		(6,748)		(4,104)
General and administrative expenses		(1,197)		(1,983)
Gain on sale of vessels and vessels held for sale		985		56
Operating income		7,085		1,729

Interest income		69		81
Interest expense and finance costs		(1,943)		(1,264)
Loss on derivative instruments		(3,181)		(451)
Net income		$2,030		$95

Earnings per common share, basic and diluted	¢	3.0	¢	0.1

Weighted average number of common shares, basic and diluted (1)		59,346,520		83,266,655

(1)

The weighted average number of common shares gives effect to the 3:1 reverse stock split which took place on June 17, 2010.

The following are OceanFreight Inc.’s Consolidated Balance Sheets as of December 31, 2010 and March 31, 2011:

(Dollars in thousands, except per share data)
	2010	2011
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$9,549	$23,792
Vessels held for sale	88,274	18,000
Other current assets	11,931	11,758
Total current assets	109,754	53,550

FIXED ASSETS, NET:
Vessels under construction	46,618	47,842
Vessels, net of accumulated depreciation	311,144	307,099
Other, net of accumulated depreciation	597	538
Total fixed assets, net	358,359	355,479

OTHER NON-CURRENT ASSETS
Restricted cash	5,511	3,511
Other non –current assets	5,239	5,514
Total assets	478,863	418,054

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	82,331	37,934
Other current liabilities	28,980	14,528
Total current liabilities	111,311	52,462

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	4,875	5,096
Long-term debt, net of current portion	127,441	124,449
Total non-current liabilities	132,316	129,545

STOCKHOLDERS’ EQUITY:	235,236	236,047
Total liabilities and stockholders’ equity	478,863	418,054

Adjusted EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles Net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended March 31,
(amounts in thousands of U.S. dollars)	2010	2011

Net cash provided by/(used in) operating activities	11,956	(7,827)
Net increase/(decrease) in operating assets	(554)	(170)
Net (increase)/decrease in operating liabilities	(968)	11,608
Net interest expense	4,063	3,047
Amortization of deferred financing costs included in interest expense	(152)	(165)
Adjusted EBITDA	14,345	6,493

Fleet List

The table below describes our fleet and current employment profile as of May 26, 2011:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Mar-18
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	May-18
M/V Montecristo	2005	180,263	Capesize	TC	23,500	May-14	Jan-18
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka	2000	74,710	Panamax	TC	15,000	Jan-12	Apr-13
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Oct-16

Vessels to be Acquired
Newbuilding VLOC #1 (1)	2012	206,000	Capesize	TC	25,000	Apr-15	Apr-20
Newbuilding VLOC #2 (2)	2012	206,000	Capesize	TC	23,000	Aug -17	Aug -22
Newbuilding VLOC #3 (3)	2012	206,000	Capesize	TC	21,500	Oct-19	Oct-26
Newbuilding VLOC #4	2013	206,000	Capesize	Spot
Newbuilding VLOC #5	2013	206,000	Capesize	Spot

(1)

Upon delivery of this vessel, Hull 1227, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)

Upon delivery of this vessel, Hull 1228, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $23,000 and $40,000 per day.

(3)

Upon delivery of this vessel, Hull 1229, which is expected in the fourth quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition, the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate is between $21,500 and $38,000 per day.

Conference Call and Webcast: Friday, May 27, 2011 at 08:30 A.M. EDT

OceanFreight management team will host a conference call on Friday, May 27, 2011, at 08:30 A.M. Eastern Daylight Time (EDT) to discuss the Company’s financial results for the Quarter ended March 31, 2011.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (U.K. Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

A telephonic replay of the conference call will be available until June 3, 2011 by dialing 1 866 247 4222 (U.S. Toll Free Dial -In), 0800 953 1533 (U.K. Toll Free Dial -In) or +44 (0) 1452 550 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”. Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com